Filed by Petra Acquisition, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Petra Acquisition, Inc.
(Commission File No.: 000-39603)

Revelation Biosciences Inc. Receives Approval to Initiate Phase 2b Viral Challenge Study of REVTx-99, an Experimental Prophylactic Treatment for the Prevention of Respiratory Viral Infections

- Phase 2b study will investigate the efficacy of REVTx-99 on viral load and patient-reported flu symptoms-

- Top-line data anticipated in the second quarter of 2022 -

San Diego, CA – September 28, 2021 – Revelation Biosciences Inc. (Revelation), a clinical-stage life sciences company that is focused on the development of immunologic-based therapies for the prevention and treatment of disease, announced today it has received approval from the Federal Agency for Medicines and Health Products (FAMHP) and the local Committee of Medical Ethics in Belgium to conduct a Phase 2b influenza viral challenge study. The Phase 2b, randomized, double-blind, influenza viral challenge study (RVL-VRL01) is planned in healthy volunteers. This viral challenge investigation will evaluate the potential efficacy of a single- and repeat-dose (twice) of REVTx-99 prophylaxis versus placebo on viral load and clinical illness influenza symptoms (Influenza Patient-reported Outcome (FLU-PRO) questionnaire). The study will include up to 60 participants and is expected to begin enrolling participants in the first quarter of 2022 with top-line data in the second quarter of 2022. Success in this type of viral challenge study may be predictive of future activity in later stage real-world field studies.

“We have spent far too long accepting the deadly and economic impacts of respiratory viruses, including influenza, as something we have to live with,” said James Rolke, Chief Executive Officer of Revelation Biosciences. “COVID-19 has highlighted the global need for new solutions that address respiratory viruses and their many inevitable variants. The results of this viral challenge study are an important step in the development of REVTx-99 for the potential prevention and treatment of respiratory viral infections, like influenza and COVID-19.”

An initial Phase 1 clinical study (RVL-NHV01) was conducted in healthy volunteers to evaluate the safety and tolerability of REVTx-99 as well as its effect on levels of intranasal cytokines. The study consisted of 5 single ascending cohorts oof single escalating doses and repeat doses of REVTx-99. In addition, in this study, 40 healthy participants were dosed in five ascending single dose cohorts and 8 healthy participants were dosed at the highest dose daily for 5 days. REVTx-99 was well tolerated with no significant or serious adverse events. REVTx-99 also showed a dose dependent increase in intranasal cytokines including a key cytokine of interest, IP-10.

For more information on Revelation, please visit www.RevBiosciences.com.

About REVTx-99

REVTx-99 is a proprietary intranasal drop formulation in development for the prevention or treatment of respiratory viral infection and is broadly applicable to most infectious viruses including Influenza A, Influenza B, parainfluenza, rhinovirus, respiratory syncytial virus (RSV), SARS-CoV-2 and its variants. Influenza and SARS-CoV-2 have viral proteins that have been shown to block the production of interferons, a key part of the innate immune response to viral infection, resulting in worsened clinical outcomes. REVTx-99 acts by stimulating the innate immune system at the site of infection via an alternative pathway (TLR4) to produce protective cytokines including Type I and Type II interferons.

The innate immune system is the first line of defense against invading pathogens such as bacteria and viruses. Toll-like receptors (TLRs) are associated with sentinel cells (e.g. macrophages, dendritic cells) and serve a vital role in the innate immune response. TLRs recognize repeated molecular patterns associated with pathogens (PAMPS). When a pathogen invades a person, TLRs recognize PAMPS as foreign and activate the innate immune response, inducing the production of numerous cytokines to combat the invading pathogen and stimulate the adaptive immune response.

Other indications for REVTx-99 are planned including allergic rhinitis and chronic nasal congestion.

About Revelation Biosciences Inc.

Revelation Biosciences, Inc. is a clinical stage life sciences company focused on the development of immunologic-based therapies for the prevention and treatment of disease. Revelation has several product candidates in development. REVTx-99, the lead therapeutic candidate, is an intranasal immunomodulator to prevent or treat infections caused by various respiratory viruses such as SARS-CoV-2 including its variants, influenza A and B, parainfluenza, rhinovirus, and RSV. REVTx-200 is an intranasal immunomodulator adjunct to be used in combination with an intramuscular vaccination for more complete immunity. REVTx-200 is based on the same technology used in REVTx-99. In addition to Revelation’s therapeutic pipeline, Revelation is also developing REVDx-501, a rapid home use diagnostic that can be used to detect any respiratory viral infection, regardless of virus type or strain, without the need for specialized instrumentation.

Revelation recently announced that it has entered into a definitive merger agreement (Merger Agreement) with Petra Acquisition, Inc. (NASDAQ: PAICU, PAIC, & PAICW), a special purpose acquisition company, for a business combination that will result in Revelation becoming a publicly traded company. The merger is expected to close in Q4 2021. After the close of the merger the combined company will be listed on NASDAQ under the ticker symbol “REVB.”

For more information on Revelation, please visit www.RevBiosciences.com.

About Petra Acquisition, Inc.

Petra Acquisition, Inc. (Nasdaq: PAIC) is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, with an initial focus on target businesses in the healthcare or a healthcare-related industry.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the future business and financial condition of the company post-closing and expected financial impacts of the transaction, the satisfaction of closing conditions to the transaction, the level of redemptions of Petra’s public stockholders; the market opportunities for Revelation’s product candidates; and the potential for regulatory approval for Revelation’s product candidates. These forward-looking statements are generally identified by the words "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions. Forward-looking statements are statements that are not historical facts. We caution investors that forward-looking statements are based on management’s expectations and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: risks relating to the successful completion of RVL-VRL01 clinical study; the risk that we may not fully enroll our RVL-VRL01 clinical study or enrollment will take longer than expected; risks relating to the occurrence of adverse safety events and/or unexpected concerns that may arise from additional data or analysis from our RVL-VRL01 clinical study; the risk that the results from RVL-VRL01 may differ significantly from the results of our Phase 1 clinical study; the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Petra or Revelation or other conditions to closing in the Merger Agreement; the inability to project with any certainty the amount of cash proceeds remaining in the Petra trust account at the closing of the transaction; the uncertainty relative to the cash made available to Revelation at the closing should any material redemption requests be made by the Petra stockholders (since the sources of cash projected in this press release assume that no redemptions will be requested by Petra stockholders); the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the business combination; the amount of costs related to the business combination; Revelation’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust fund to close the transaction; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; changes in applicable laws or regulations; the ability of Revelation to meet its post-closing financial and strategic goals, due to, among other things, competition; the ability of the company post-closing to grow and manage growth profitability and retain its key employees; the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors; risks relating to the successful development of Revelation’s product candidates; the clinical utility of an increase in intranasal IP-10 levels as a biomarker of viral infections; the ability to complete planned clinical studies of REVTx-99; expected initiation of the clinical studies, the timing of clinical data; the outcome of the clinical data, including whether the results of such study is positive or whether it can be replicated; the outcome of data collected, including whether the results of such data and/or correlation can be replicated; the timing, costs, conduct and outcome of our other clinical studies; the anticipated treatment of future clinical data by the FDA, the EMA or other regulatory authorities, including whether such data will be sufficient for approval; the success of future development activities for REVTx-99 and expanded indications, REVTx-200, REVDx-501, or any other product candidates; potential indications for which product candidates may be developed; the potential impact that COVID-19 may have on Revelation’s suppliers, vendors, regulatory agencies, employees and the global economy as a whole; the expected duration over which Revelation’s balances will fund its operations; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by Petra.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Important Information and Where to Find It

In connection with the proposed Business Combination described herein, Petra has filed relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, will file a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, Petra will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF PETRA ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT PETRA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PETRA, REVELATION AND THE BUSINESS COMBINATION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Petra with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Petra and its directors and executive officers may be deemed participants in the solicitation of proxies from Petra’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Petra will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Petra’s directors and executive officers and their ownership of Petra common stock is set forth in Petra’s prospectus, dated October 7, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge at the SEC’s website (www.sec.gov).

Revelation and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Petra in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination

Company Contacts

Sandra Vedrick

Vice President, Investor Relations & Human Resources

Revelation Biosciences Inc.

Email: svedrick@revbiosciences.com

and

Chester Zygmont, III

Chief Financial Officer

Revelation Biosciences Inc.

Email: czygmont@revbiosciences.com

Media contact:

Kristin Faulder

kristin@heurisay.com